RECEIVED

Ferreyros

ORGANIZACION Ferreyros

Exemption pursuant to Rule 12g3-2(b) **82-4567**

Submission of: Other information

Lima, March 10th,2008

08001207

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

SUPPL

Dear Sirs:

Please find attached the list of our shareholders as of February 29th , had a participation higher than 0.5% of the shares with right to vote.

Faithfully yours

Ferreyros S.A.A.

Patricia Gastelumendi Lukis
Gerente de División Finanzas

PROCESSED
MAR 17 2008
THOMSON
FINANCIAL

3/13

www.ferreyros.com.pe
T 511 626 4000
Jr. Cristóbal de Peralta Norte 820 Lima 33 Perú

Ferreyros | 85

FERREYROS S.A.A.

RECEIVED

MAR 13 A

Lunes, 10 de Marzo de 2008

Sres.
CONASEV
Presente.-

COMUNICACIÓN GENERAL : Comunicación de Accionistas Mayores al 0.5%

De conformidad con lo establecido en el Reglamento de Propiedad Indirecta, Vinculación y Grupos Económicos, aprobado mediante Resolución CONASEV Nº 090-2005-EF/94.10, comunicamos la siguiente información:

Empresa: RUC 20100027292 FERREYROS S.A.A.
Periodo: FEBRERO - 2008

Listado de Acciones Comunes:
Nemonico: FERREYC1
Valor: FERREYROS S.A.
Nro.Total de Acciones: 305,226,504
Nro.Votos x Acción: 1

Listado de Accionistas:

Tipo	Documento	Nombre/Denominación	Cod Cavli	Nro Acciones	Porcentaje	Nemónico
PN Mayor	DNI 07270871	CARMEN ALVAREZ CALDERON DE FERREYROS	00791256	1,530,746	0.501511	FERREYC1
PN Mayor	DNI 07277264	OSCAR ESPINOSA BEDOYA	00022556	1,640,524	0.537478	FERREYC1
PN Mayor	DNI 08243243	BLANCA ARAMBURU DE MONTERO	00912563	2,251,030	0.737495	FERREYC1
PN Mayor	DNI 08191212	EDUARDO MONTERO ARAMBURU	00001932	15,016,774	4.919879	FERREYC1
PJ	RUC 20514900451	ING.RENTA ACCIONES FMIV	00942445	1,965,105	0.643819	FERREYC1
PJ	RUC 20468451451	TRANSACCIONES FINANCIERAS S.A.	00853591	1,898,216	0.621904	FERREYC1
PJ	RUC 20111691631	GONDOMAR S.A.	00031781	2,956,286	0.968555	FERREYC1
PJ	RUC 20171049262	INVERSIONES VARESLI S.A.	00107243	4,575,300	1.498985	FERREYC1
PJ	RUC 20121047072	FUNDACION MANUEL J. BUSTAMANTE DE LA FUENTE	00319217	1,619,829	0.530697	FERREYC1
PJ	RUC 20136975669	INTERNATIONAL MACHINERY CO. S.A.	00280140	3,306,796	1.083391	FERREYC1
PJ	RUC 20137909813	ÑORTENSIA S.A.	00262961	9,147,893	2.997083	FERREYC1
PJ	RUC 20454073143	LA POSITIVA VIDA SEGUROS Y REASEGUROS S.A.	00930744	28,829,410	9.445251	FERREYC1
PJ	RUC 20100228352	CORPORACION CERVESUR S.A.A.	00924649	11,381,735	3.728947	FERREYC1
PJ	RUC 20215376916	BUSLETT S.A.	00771283	6,796,203	2.226610	FERREYC1
PJ	Otro 5020	MUSGRAVE FINANCE INCORPORATED	00937330	1,552,345	0.508588	FERREYC1
PJ	Otro 00942063	BCP ACCIONES FMIV	00942063	1,853,162	0.607143	FERREYC1

Tipo	Documento	Nombre/Denominación	Coc.Cavli	Nro Acciones	Porcentaje	Nemonico
PJ	Otro 048000875	CREDICORP LTD.	00305943	3,172,059	1.039248	FERREYC1
PJ	Otro 09212739 00	PR-FONDO2	00932317	12,669,403	4.150820	FERREYC1
PJ	Otro 09212735 00	IN-FONDO1	00932286	2,081,946	0.682099	FERREYC1
PJ	Otro 09212737 00	IN-FONDO3	00932289	19,449,875	6.372276	FERREYC1
PJ	Otro 00932306	HO-FONDO2	00932306	20,256,427	6.636523	FERREYC1
PJ	Otro 09212592 00	RI-FONDO3	00932377	25,435,962	8.333471	FERREYC1
PJ	Otro 00932376	RI-FONDO2	00932376	11,161,378	3.656753	FERREYC1
PJ	Otro 038013580	HORSESHOE BAY LIMITED	00852796	19,729,876	6.464011	FERREYC1
PJ	Otro 021015391	DUCKTOWN HOLDINGS	00913954	13,128,914	4.301368	FERREYC1
PJ	Otro 027012415	HIBISCUS CAPITAL LTD.	00787983	4,827,189	1.581510	FERREYC1
PJ	Otro 09212740 00	PR-FONDO3	00932318	12,485,385	4.090531	FERREYC1
PJ	Otro 091212733 00	HO-FONDO3	00932309	12,353,848	4.047436	FERREYC1
PJ	PJ Excep. 00932287	IN-FONDO2	00932287	14,536,784	4.762622	FERREYC1

Cordialmente,

PATRICIA GASTELUMENDI LUKIS
REPRESENTANTE BURSATIL
FERREYROS S.A.A.

END